Attachment to Form N-SAR Sub-Item 77D

               Fortis Income Portfolios, Inc.

                 Period ending July 31, 2000

     Up to 35% of U.S. Government Securities Fund's total assets may consist of:

1. Marketable non-convertible debt securities which are rated at the time of purchase within the three highest grades assigned by Moody's (Aaa, Aa, or A) or S&P (AAA, AA or A), or comparably rated by another nationally recognized rating agency;

2. Marketable securities (payable in U.S. dollars) of, or guaranteed by, the government of Canada or a province of Canada or any instrumentality or political subdivision thereof (such securities not to exceed 25% of the Fund's total assets);

3. Obligations of, or guaranteed by, U.S. banks, which obligations, although not rated as a matter of policy by either Moody's or S&P, are considered by Advisers to have investment quality comparable to securities which may be purchased under item (1) above (such securities not to exceed 25% of the Fund's total assets);

4. Commercial paper obligations rated Prime-1 by Moody's or A-1 by S&P, or comparably rated by another nationally recognized rating agency; and

5. Cash, other non-securities assets such as accrued interest, receivables from securities sold, prepaid expenses, as well as other high-quality short-term interest bearing debt securities not discussed above.